                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)1

                                 WHX CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    929248409
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                  Ronald LaBow
                                    WPN CORP.
                              110 East 59th Street
                            New York, New York 10022
                                 (212)355-5200
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 12, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------------------------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 929248409                   13D                      Page 2 of 9 pages
-----------------------------                             ----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Ronald LaBow
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    15,000(a)
 OWNED BY
   EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER
                                40,913
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                15,000(a)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                40,913
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                     55,913(b)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     1.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
                     IN
================================================================================

(a)  Represents options to purchase Common Stock exercisable within 60 days.

(b)  Includes  options held by Ronald LaBow to purchase  15,000 shares of Common
     Stock, which are exercisable within 60 days.

-----------------------------                             ----------------------
CUSIP No. 929248409                   13D                      Page 3 of 9 pages
-----------------------------                             ----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Stewart E. Tabin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    71,663(a)
 OWNED BY
   EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER
                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                71,663(a)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                     71,663(a)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     1.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
                     IN
================================================================================
(a)  Represents options to purchase Common Stock exercisable within 60 days.

-----------------------------                             ----------------------
CUSIP No. 929248409                   13D                      Page 4 of 9 pages
-----------------------------                             ----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Neale X. Trangucci
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    71,664(a)
 OWNED BY
   EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER
                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                71,664(a)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                     71,664(a)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     1.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
                     IN
================================================================================

(a)  Represents options to purchase Common Stock exercisable within 60 days.

-----------------------------                             ----------------------
CUSIP No. 929248409                   13D                      Page 5 of 9 pages
-----------------------------                             ----------------------

================================================================================
     1         NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            WPN Corp.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                     AF, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     New York
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
 OWNED BY
   EACH
 REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER
                                40,913
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                40,913
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                     40,913
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*
                     CO
================================================================================

-----------------------------                             ----------------------
CUSIP No. 929248409                   13D                      Page 6 of 9 pages
-----------------------------                             ----------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule  13D, as amended to date,  filed by WPN Corp.,  a New York  corporation
("WPN"),  Ronald  LaBow,  Neale X.  Trangucci  and  Stewart  E. Tabin  (each,  a
"Reporting Person" and collectively,  the "Reporting Persons"),  with respect to shares of common stock, par value $.01 per share, of WHX Corporation, a Delaware corporation ("WHX," and, such common stock, the "Common Stock").  This Amendment
No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2 is hereby amended to add the following:

            (a)   This  Schedule 13D  Amendment  No. 2 is filed on behalf of WPN and Messrs. LaBow,  Trangucci and Tabin. Effective January 31,
                  2004,  Messrs.  Trangucci  and Tabin  will no longer be either officers or directors of WPN,  and will,  as of that date,  no longer be either Reporting Persons nor part of the "group" for purposes of Section 13(a) under the Securities Exchange Act of
                  1934,  as  amended.  WPN  and Mr.  LaBow  will  no  longer  be
                  Reporting Persons due to the circumstances described in Item 4 hereof.

Item 4 is hereby amended to add the following:

            Options to purchase  333,333  shares of Common Stock owned by WPN as
nominee  for  Messrs.   LaBow,   Trangucci  and  Tabin  were  cancelled  without
consideration  at the  request  of  each  Reporting  Person.  As a  result,  the beneficial  ownership of each Reporting  Person,  both  individually  and in the aggregate,  was  reduced  to less  than 5% of the  outstanding  shares of Common
Stock.

            Effective  January 12, 2004,  Mr.  LaBow  retired as Chairman of the
Board and Director and from all other positions with the Company.

            Messrs. Trangucci and Tabin will be appointed as the Company's Chief
Executive Officer and President of the Company, respectively, effective February
1, 2004.

            As of the date  hereof:  (a) Mr.  LaBow  holds  options to  purchase
15,000  shares of Common Stock  exercisable  within 60 days;  (b) Mr.  Trangucci holds options to purchase  71,664 shares of Common Stock  exercisable  within 60 days;  (c) Mr.  Tabin holds  options to purchase  71,663  shares of Common Stock exercisable  within 60 days;  and (d) WPN  beneficially  owns  40,913  shares of
Common Stock.

            Except as described  herein,  none of the Reporting  Persons has any plans or proposals with respect to the Company that relate to or could result in any of the  actions  specified  in clauses (a) through (j) of Item 4 of Schedule
13D.

-----------------------------                             ----------------------
CUSIP No. 929248409                   13D                      Page 7 of 9 pages
-----------------------------                             ----------------------

Item 5 is hereby amended to add the following:

            (a) The aggregate  percentage of shares of Common Stock  reported to be owned by the Reporting Persons is based upon 5,485,856 shares of Common Stock outstanding,  which is the total number of shares of Common Stock outstanding as of November 7, 2003. As of the close of business on the date of this filing, WPN beneficially owns 40,913 shares of Common Stock, constituting approximately 0.8%
of Common Stock outstanding.  Each of Messrs. Trangucci and Tabin own options to purchase  71,664 and 71,663  shares of Common Stock,  respectively,  exercisable within 60 days, each constituting  approximately 1.3% of the shares outstanding.
Mr. LaBow  additionally  owns options to purchase  15,000 shares of Common Stock exercisable within 60 days. Mr. LaBow controls WPN. Consequently,  Mr. LaBow may be deemed to be the beneficial  owner of all of the shares of Common Stock owned by WPN,  constituting a total beneficial ownership by Mr. LaBow of 1.0%. Messrs.
Trangucci and Tabin have  resigned as officers and  directors of WPN,  effective
January 31,  2004,  and  disclaim  beneficial  ownership of all shares of Common
Stock held by WPN.

            (b) Each of the Reporting Persons has sole power to vote and dispose of the shares and options it holds  directly,  and Mr. LaBow has shared power to vote and dispose of the shares held by WPN.

            (c) Schedule A annexed hereto lists all transactions in the Issuer's
Common  Stock  in the  last  sixty  days by the  Reporting  Persons.  Except  as described  therein,  neither the  Reporting  Persons  nor any  persons  named in response to paragraph  (a) of this Item 5 has effected any  transactions  in the shares of Common Stock during the past 60 days.

            (d) On  January  12,  2004,  a  change  in  circumstances,  which is described in Item 4 hereof,  resulted in a decrease of the beneficial  ownership of each of the Reporting  Persons,  both  individually and in the aggregate,  to less than 5% of the  outstanding  shares of Common Stock.  As a result,  WPN and
Messrs.   LaBow,   Trangucci  and  Tabin  are  no  longer  "Reporting  Persons".
Additionally,  due to the circumstances  described in Item 2, Messrs.  Trangucci and Tabin no longer are  members of the "group"  for  purposes of Section  13(a)
under the Securities Exchange Act of 1934, as amended.

Item 6 is hereby amended to add the following:

            Except  as  otherwise  described  herein,  there  are no  contracts, arrangements,  understandings  or  relationships  between the Reporting  Persons and/or any other person with respect to the securities of the Company.

-----------------------------                             ----------------------
CUSIP No. 929248409                   13D                      Page 8 of 9 pages
-----------------------------                             ----------------------

                                   SIGNATURES

            After reasonable due inquiry and to the best of my/his knowledge and belief,  I each of the  undersigned  certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 2004

                                          /s/ Ronald LaBow
                                          --------------------------------------
                                          RONALD LABOW

                                          /s/ Stewart E. Tabin
                                          --------------------------------------
                                          STEWART E. TABIN

                                          /s/ Neale X. Trangucci
                                          --------------------------------------
                                          NEALE X. TRANGUCCI

                                          WPN CORP.

                                          By: /s/ Ronald LaBow
                                              ----------------------------------
                                              RONALD LABOW
                                              PRESIDENT

-----------------------------                             ----------------------
CUSIP No. 929248409                   13D                      Page 9 of 9 pages
-----------------------------                             ----------------------

                                   SCHEDULE A

              TRANSACTIONS ON COMMON STOCK DURING THE PAST 60 DAYS

Expiration/Cancellation of
  Common Stock Options           Exercise Price Per      Expiration/Cancellation
          Grant(a)                    Share ($)                 Date

                                Stewart E. Tabin
        66,666                         $28.88                  1/12/04

                               Neale X. Trangucci

        66,666                         $28.88                  01/12/04

                                   WPN. Corp.

       199,999                         $28.88                  01/12/04

(a)  All options  were  cancelled  without  consideration  at the request of the holder.